Mr. J. Rod Martin
                             Chairman and President
                       Brampton Crest International, Inc.
                             1224 Washington Avenue
                              Miami Beach, FL 33139


                                                                  August 1, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:  Brampton Crest International, Inc.

     Form 10 - SB-12G:
     GENERAL FORM FOR REGISTRATION OF SECURITIES
     FOR SMALL BUSINESS ISSUERS


     File No. 000-51207
     Attn: Matt Franker ; Lesli Sheppard; Pamela A. Long:
     Scott Watkinson; Rufus Decker

Ladies and Gentlemen:

Brampton Crest International, Inc., a Nevada corporation (the "Company"), hereby files its Form 10-SB-12G, Amendment Number Four; General Form for Registration of Securities for Small Business Issuers (the "Form 10-SB" filed with the Securities and Exchange Commission (the "Commission") and responds to your comments in your letter dated July 19, 2005.

Consulting Agreement, page 11

1. The timing of the stock sales discussed in the first paragraph on page 12 and the table on page 36 does not appear to be consistent with your statement of stockholders' equity or note 10 to your financial statements. Please advise or revise.

      The discussion of the timing of the stock sales in the first paragraph on page 12 and the table on page 36 has been modified to be consistent with the statement of stockholders' equity and note 10 of the financial statements.

Note 1 - Summary of Significant Accounting Policies, page F-6
Goodwill, page F-8

2. Please revise your reference to the $0.15 per share value of your common stock to be consistent with the $0.075 per share value discussed under the heading Private Placement Offering in Note 10 on page F-20. This comment also applies to the first paragraph on page F-21.

      The Company revised its reference in the notes to the financial statements on page F-9, Goodwill to reflect $0.075 per share instead of $.15 per share to be consistent with Note 10, private placement offering on page F-20. The first paragraph on page F-21 was also revised to reflect $.075 per share.

Note 10 - Other Matters, page F-18
Subsequent Event, page F-22

3. Your statement that you sold 1,666,000 units consisting of one share of common stock and a warrant to purchase an additional share of common stock on January 11, 2005 does not appear consistent with your statement of stockholders' equity. Please revise your disclosure or your accounting accordingly. This comment also applies to the statement in the last paragraph on page 13 that you raised $250,000 on January 11, 2005.

      The Company sold 1,666,000 units consisting of one share of common stock and a warrant to purchase one share of common stock at $.001 per share on January 11, 2005. The transaction did not materialize until it's restriction of the Company becoming a reporting Company was met and the funds released from escrow. This restriction was lifted during May, 2005 as the Company became a reporting Company and the funds released from escrow. This transaction is being reflected on Form 10-QSB for the quarter ended June 30, 2005.

      Note 1 - Summary of Significant Accounting Policies, page F-6 Goodwill, page F-8

4. We have reviewed your response to comments four through six. While your response indicates that Mr. Wineberg entered into a consulting agreement subsequent to his purchase of your shares, his consulting agreement is dated November 1, 2004 and, on Page F-18. note 10 indicates that the stock sale occurred in December 2004. Please revise your response to clarify the apparent inconsistency.

      The Company has revised its note to include additional language as it relates to Mr. Wineberg's stock sale. The sale was on November 1, 2004 but was not finalized until its restriction of the Company filing Form 10-SB and the funds released from escrow were met. During December 2004 the restriction was removed with the filing of Form 10-SB and the funds were released from escrow.

      Note 1 - Summary of Significant Accounting Policies, page F-6 Goodwill, page F-8

5. It remains unclear why, given the lack of revenues since December 2002, the cash on hand at December 31, 2004 of $900,000, plus $10,000 inventory less payable of $120,000 is not a better indicator of fair value than the $3.7 million value you extrapolated from the December 2004 stock sale to Mr. Wineberg, who became an officer of the company in January 2005.

      In your response to comments four through six you refer to value attributable to your intangible assets such as your history in the consumer cosmetic and non-prescription dermatology product, your sales and marketing force, management team and current lists of past and future customers. Please provide us with additional details about each of these to help us understand the basis for the fair value you attribute to Brampton Crest beyond its cash and cash equivalents. Please specifically address the value of your customer lists in light of the lack of revenues for each period presented. Please also tell us the size and experience level of your sales and marketing force at December 31, 2004.

      The Company's management has reviewed its various intangible assets and at this time is unable to put a definitive value to each item. Although there is value, it is difficult at this time to place a value due to its new sales force, new management team, with sales just commencing minimally in 2005. The Company is increasing its revenues in 2005, but at a minimum amount.

      The Company had assigned an implied value of approximately $3.7 million due to its sale of stock to Mr. Wineberg who was at that time an unrelated party. However, due to dilution to the other shares, this value appears extremely high.

      As a result of the items mentioned above, the Company agrees that its net tangible assets at this time is approximately $790,000, and is therefore a better representation of the company's worth. Accordingly, the Company has written off as impaired, all of its goodwill at December 31, 2004.

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      The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ J. Rod Martin

J. Rod Martin
President